January 6, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jennifer Rigel

Re:	US Oncology, Inc.
Post-Effective Amendment No. 2 to Form S-4/A filed December 23, 2009
File No. 333-162514

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, US Oncology, Inc. (the “Issuer”), hereby requests that the effective date for the Post-Effective Amendment referred to above (the “Amendment”) be accelerated so that it will be declared effective by 4:00 p.m. Eastern Standard Time on January 7, 2010 or as soon as possible thereafter.

The Issuer acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Amendment. In addition, in connection with our request for acceleration, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and

•	the Issuer may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call William Appleyard at Ropes & Gray LLP at 212-596-9715, as soon as the Amendment has been declared effective.

Very truly yours, US ONCOLOGY, INC.

By:	/s/ B. Scott Aitken
Name:	B. Scott Aitken
Title:	Associate General Counsel